CUSIP No. 23247M106

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CYBERLUX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23247M106

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23247M106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 23247M106

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 3”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on March 5, 2009 (“Amendment 2”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Cyberlux Corporation (“Issuer”). Only those items that are hereby reported are amended; all other items remain unchanged.

Item 5. Interest in Securities of Cyberlux Corporation

On September 30, 2009, UTEK sold all of the capital stock of Issuer held by it, which consisted of 148,000 shares of Series C convertible preferred stock of Issuer which shares were convertible into $3.2 million in shares of Issuer common stock.

CUSIP No. 23247M106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2009

/S/ CAROLE R. WRIGHT
Carole R. Wright, CFO